UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

McCORMICK & COMPANY, INCORPORATED
(Name of Issuer)

Common Stock
  (Title of Class of Securities)

579780206
  (CUSIP Number)

Jeffery D. Schwartz
c/o McCormick & Company, Incorporated
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
(410) 771-7301

with a copy to:

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC  20004
202-637-5600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2019
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	579780206	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Alan D. Wilson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

PF/OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *

555,185

	8	SHARED VOTING POWER *

-0-

	9	SOLE DISPOSITIVE POWER *

555,185

	10	SHARED DISPOSITIVE POWER *

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,185

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

5.7%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

    * See Item 5.

Explanatory Note
This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 21, 2014, by Alan D. Wilson (the "Reporting Person"), as amended by that certain Amendment No. 1 filed with the Commission on February 18, 2015, that certain Amendment No. 2 filed with the Commission on February 17, 2016, that certain Amendment No. 3 filed with the Commission on February 15, 2017, that certain Amendment No. 4 filed with the Commission on October 30, 2018, that certain Amendment No. 5 filed with the Commission on April 11, 2019 and that certain Amendment No. 6 filed with the Commission on May 21, 2019 (the "Schedule 13D").  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns, in aggregate, 555,185 shares of Common Stock, representing approximately 5.7% of the Issuer's outstanding shares, which includes 311,837 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 555,185

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 555,185

(iv)	Shared power to dispose or direct the disposition: -0-

(c)
The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows: (i) on May 10, 2019, the Reporting Person acquired 4,041 shares of Common Stock pursuant to the exercise of previously granted stock options at a strike price of $71.10 per option, (ii) on June 3, 2019, the Reporting Person acquired 92,859 shares of Common Stock pursuant to the exercise of previously granted stock options at a strike price of $71.10 per option, and (iii) on July 3, 2019, the Reporting Person acquired 100,000 shares of Common Stock pursuant to the exercise of previously granted stock options at a strike price of $71.10 per option. The Reporting Person subsequently disposed of (i) all 4,041 shares of Common Stock acquired on May 10, 2019 on the open market at a price of $157.00 per share and (ii) all 92,859 shares of Common Stock acquired on June 3, 2019 on the open market at a price of $157.00 per share, and (iii) all 100,000 shares of Common Stock acquired on July 3, 2019 on the open market at a price of $159.95 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2019

Alan D. Wilson
By:	/s/ Alan D. Wilson